SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               ASTA FUNDING, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   0462220109
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                                 (CUSIP Number)

                                                     with a copy to:
Mitchell Herman                                      John D. Schupper
Asta Funding, Inc.                                   Lowenstein Sandler PC
Englewood Cliffs, New Jersey 07632                   65 Livingston Avenue
(201) 567-5648                                       Roseland, New Jersey  07068
                                                     (973) 597-2500
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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                December 31, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


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                              CUSIP NO. 0462220109


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1)   Names of Reporting  Persons  I.R.S.  Identification  Nos. of Above  Persons
     (entities only):

                  Gary Stern


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2)  Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)

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3)  SEC Use Only

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4)  Source of Funds (See Instructions):PF

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5)  Check if Disclosure of Legal  Proceedings  is  Required  Pursuant  to  Items
2(d) or 2(e):
                               Not Applicable

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6)  Citizenship or Place of Organization:  USA

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    Number of            7)    Sole Voting Power:                    1,340,916*
                               -------------------------------------------------
    Shares Beneficially  8)    Shared Voting Power:                          0
                               -------------------------------------------------
    Owned by
    Each Reporting       9)    Sole Dispositive Power:                1,340,916*
                               -------------------------------------------------
    Person   With:      10)    Shared Dispositive Power:                     0
                               -------------------------------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                1,340,916*

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12) Check  if  the  Aggregate  Amount  in  Row (11) Excludes Certain Shares (See
    Instructions):
                                 Not Applicable

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13) Percent of Class Represented by Amount in Row (11):

                34.0%
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14) Type of Reporting Person (See Instructions):  IN

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*    Includes: (i) 20,000 shares issuable upon exercise of options; (ii) 133,606 shares owned by Asta Group,  Incorporated,  which  represents  Mr.  Stern's
     proportionate   equity   interest  in  the  shares  owned  by  Asta  Group,
     Incorporated; and (iii) 173,720 shares beneficially owned by Mr. Stern's two minor children over which Mr. Stern has voting and dispositive power.

Item 1.  Security and Issuer.

          This statement relates to the Common Stock, par value $.01 per share, of Asta Funding, Inc. ("Shares"). The issuer has its principal executive offices located at 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

Item 2.  Identity and Background.

         (a)      Gary Stern
         (b)      210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632
         (c) Chief Executive Officer, Asta Funding, Inc., 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632
         (d)      Criminal convictions:  None
         (e)      Civil proceedings:  None
         (f)      USA

Item 3.  Source and Amount of Funds or Other Consideration.

          All funds used by Gary Stern to purchase Shares were derived from his personal funds.

Item 4.  Purpose of Transaction.

          The acquisition of the Shares by the reporting person is for investment purposes. The reporting person has no present plans or intentions which would result in any of the transactions required to be described in Item 4 of Schedule 13D. See Item 6 for further details.

Item 5.  Interest in Securities of the Issuer.

          Based upon the information contained in the Annual Report on Form 10KSB for the period ending September 30, 1998, there are issued and outstanding 3,945,000 Shares. The reporting person beneficially owns 1,340,916 Shares or 34.0% of the Shares. The reporting person has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 1,340,916 Shares. The following table details the transactions by the reporting persons or entities controlled by the reporting person in the Shares in the past sixty (60) days:

                            Asta Group, Incorporated

    Date                      Quantity           Price        Transaction Type

12/27/98                       30,000            $1.06        Open Mkt. Purchase
12/29/98                       65,000            $1.00        Open Mkt. Purchase
1/6/99                         34,000            $0.90        Open Mkt. Purchase

          Neither the reporting person nor any entity controlled by the reporting person has traded Shares in the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Mr. Gary Stern is a director and the chief executive officer and president of Asta Funding, Inc.

Item 7.  Material to be filed as Exhibits.

         Not Applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                              January 20, 1999


                                                              /s/ Gary Stern
                                                              --------------
                                                              Gary Stern


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C.1001).